Calculation of Filing Fee Table

SEI STRUCTURED CREDIT FUND, LP

TABLE 1—TRANSACTION VALUATION

	Transaction Value	Fee Rate	Amount of Filing Fee
Fee to be Paid	$86,000,000	$92.70	$7972.20
Fees Previously Paid	$86,000,000		$0
Total Transaction Value	$86,000,000		$0
Fees Due for Filing			$7972.20
Total Fees Previously Paid			$0
Total Fee Offset			$0
Net Fee Due			$7972.20